December 11, 2006
BY EDGAR
Nancy Morris
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628

Re:	Photowatt Technologies Inc.
Registration Statement on Form F-1
File No. 333-137044
Dear Ms. Morris:
Photowatt Technologies Inc. (“Photowatt”) wishes to notify the staff of the Securities and Exchange Commission that as of December 7, 2006, Matrix Solar Technologies, Inc. is no longer the authorized U.S. representative of Photowatt with respect to the above captioned registration statement.
Please direct all questions or comments regarding this letter to our U.S. counsel, Christopher J. Cummings of Shearman & Sterling LLP, at 416-360-2967.
Attachment

cc:	Silvano Ghirardi, Photowatt Technologies Inc.
David Adams, Photowatt Technologies Inc.
Timothy A.G. Andison, Shearman & Sterling LLP